UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Herbalife Nutrition Ltd.

(Name of Issuer)

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number)

August 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G4412G101	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS HBL Swiss Services GmbH (formerly known as HBL Swiss Financing GmbH)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G4412G101	13G	Page 3 of 5

Explanatory Note

The 10,025,020 Common Shares (as defined below) previously owned by HBL Swiss Services GmbH (formerly known as HBL Swiss Financing GmbH), an indirect wholly-owned subsidiary of Herbalife Nutrition Ltd. (the “Issuer”), were repurchased by Issuer on August 4, 2022 through an intercompany transaction at a per share price equal to the closing price of the Common Shares on the New York Stock Exchange on the date of the transaction and have been cancelled. Such shares have been previously accounted for by Issuer as treasury shares under U.S. GAAP and therefore, even though such shares were outstanding, they were not included in the number of Common Shares outstanding within the Issuer’s condensed consolidated financial statements and the weighted-average number of Common Shares outstanding used in calculating earnings per share while such shares were held by HBL Swiss Services GmbH. As a result, this repurchase and the subsequent cancellation will not impact earnings per share calculation for the third quarter ending September 30, 2022 or the year-ending December 31, 2022.

Item 1(a).	Name of Issuer:

Herbalife Nutrition Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands

Item 2(a).	Name of Person Filing:

HBL Swiss Services GmbH (formerly known as HBL Swiss Financing GmbH), an indirect wholly-owned subsidiary of the Issuer (“SwissCo”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Hansmatt 32, CH-6370 Stans NW, Switzerland

Item 2(c).	Citizenship:

SwissCo is a Swiss company with limited liability.

Item 2(d).	Title of Class of Securities:

Common shares of the Issuer, par value $0.0005 per share (“Common Shares”)

Item 2(e).	CUSIP Number:

G4412G101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

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Item 4.	Ownership.

(a)	Amount beneficially owned:

SwissCo is the beneficial owner of 0 Common Shares.

(b)	Percent of class:

SwissCo is the beneficial owner of 0% of the outstanding Common Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

SwissCo has the sole power to vote or to direct the vote over 0 Common Shares.

(ii)	Shared power to vote or to direct the vote:

SwissCo has the shared power to vote or to direct the vote over 0 Common Shares.

(iii)	Sole power to dispose or to direct the disposition of:

SwissCo has the sole power to dispose or to direct the disposition of 0 Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

SwissCo has the shared power to dispose or to direct the disposition of 0 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

HBL Swiss Services GmbH

By:	/s/ Richard Caloca
Name:	Richard Caloca
Title:	Manager